Securities and Exchange Commission
                             Washington, D.C. 20549
                                    Form N-8A
                          Notification of Registration
      Filed Pursuant to Section 8(a) of the Investment Company Act of 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section
8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

A.  Name:         Lindbergh Funds

B.  Address of Principal Business Office (No. & Street, City, Zip Code):

         Lindbergh Funds
         5520 Telegraph Road, Suite 204
         St. Louis, Missouri 63129

C.   Telephone Number (including area code):         (314) 416-0055

D.   Name and Address of Agent for Service of Process:

         Dewayne L. Wiggins
         c/o Lindbergh Capital Management, Inc.
         5520 Telegraph Road, Suite 204
         St. Louis, Missouri 63129

        Copies to:

         Charles W. Lutter, Jr.
         Attorney and Counselor at Law
         103 Canyon Oaks
         San Antonio, Texas 78232

E.   Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

                           Yes   [ X ]               No   [    ]

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf by the undersigned in the City of St. Louis, State of Missouri on this 16th day of June 1999.


Lindbergh Funds



By: /s/ DEWAYNE L. WIGGINS                           By: /s/ SUSAN WIGGINS
       Dewayne L. Wiggins, Trustee                      Susan Wiggins, Trustee